EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Pacific Capital Bancorp for the registration of 3,623,452 shares of its common stock and 15,120.03 warrants to purchase shares of common stock and to the incorporation by reference therein of our reports dated March 25, 2011, with respect to the consolidated financial statements and schedules of Pacific Capital Bancorp, and the effectiveness of internal control over financial reporting of Pacific Capital Bancorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

May 27, 2011